Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Carbonite, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our report dated March 16, 2017 (except for the effects of the adoption of ASU 2016-09 as discussed in Note 2, as to which the date is March 12, 2018), with respect to the consolidated financial statements of Carbonite, Inc., as of and for the two years ended December 31, 2016 included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 1, 2018